Exhibit 4

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-162139), Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-152459), Form F-10/A (No. 333-169536), Form F-10/A (No. 333-186982) and Form F-10/A (No. 333-204871) of InterOil Corporation of our report dated March 30, 2016 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is Exhibit 2 to this Form 40-F.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Sydney, Australia
March 30, 2016